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                                                                     EXHIBIT 4.2


                                 FORM OF WARRANT


         Effective as of the date of this Agreement (the "Grant Date"), Portfolio Recovery Associates, Inc. (the "Company") hereby grants to [_________] ("Warrantholder") warrants (the "Warrants") to acquire [_______] shares of the common stock of the Company, par value $0.01 per share ("Share"), subject to the terms and conditions set forth below. The exercise price per Share subject to the Warrant is $[_______] (the per Share "Exercise Price").

        This Warrant is issued to Warrantholder under and pursuant to the Equity Exchange Agreement between Portfolio Recovery Associates, L.L.C., the Company and the additional parties named therein. The grant of the Warrants has been approved by the sole non-employee director of the Company and by the stockholders of the Company. [Vesting provisions of Warrants to be added.] The Warrants shall cease to be exercisable and shall terminate on [_________] (the "Expiration Date"). The Warrants may be exercised in whole or in part, but not in fractional Shares.

        Once Warrantholder decides to exercise all or part of the Warrant, Warrantholder shall notify the Company by registered or certified mail, return receipt requested, addressed to its principal office as to the number of Shares which he, she or it desires to purchase under the Warrants, which notice shall be accompanied by payment (by cash or certified check) of the Exercise Price. As soon as practicable thereafter, the Company shall record Warrantholder's purchase of additional Shares in accordance with its policies then in effect.

        Warrantholder may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the Warrants or any interest herein, otherwise than by will or the laws of descent and distribution, and the Warrants shall be exercisable during his or her lifetime only by Warrantholder.

        Warrantholder shall have no rights as a shareholder with respect to the Shares subject to this Warrant until such time as Warrantholder exercises the Warrants in accordance with the terms hereunder. The Company shall reserve the right to amend the terms and conditions of this award, including the number and kind of Shares and the Exercise Price, provided that no such amendment shall be made which would adversely affect Warrantholder without Warrantholder's prior written consent. In the event that the Shares are converted into a different form of security, Warrantholder's Warrants shall be appropriately adjusted to reflect such conversion as determined by the Company.

        Warrantholder agrees to cooperate with the Company to take all steps necessary or appropriate for any required withholding of taxes by the Company under law or regulation in connection therewith.

        The Warrant granted under this Agreement is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.



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        [Provisions regarding exercise of the Warrants applicable to
Warrantholders which are employees of the Company to be added.]



-----------------------------           PORTFOLIO RECOVERY ASSOCIATES, INC.
Warrantholder

                                        By: -----------------------------
-------------                               Name:
Date                                        Title: